KarbonPay, Inc.

ANNUAL REPORT

3400 N. Central Expressway #110 - 289

Richardson, TX 75080

0

karbonpay.com

This Annual Report is dated May 2, 2022.

BUSINESS

KarbonPay is a cloud-based, SaaS platform which allows multi-national companies a solution to their legacy, inefficient and expensive outsourced payroll function. Our service puts a powerful, multi-country payroll calculator in the hands of our customers to address and mitigate risk around local statutory compliance and regulations while optimizing operational costs. Our solution provides a paradigm shift in the cost and process of utilizing offshore labor.

We address this critical multi-country market need relating to efficiency, process standardization, reporting and analytics, vendor consolidation, unified payroll administrator experience and improved compliance through cloud-based hyperautomation specific to the individual countries we serve, employee self-service, certified integrations, and consolidated reporting with analytics across locations.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $165,000.00
Number of Securities Sold: 162,500

Use of proceeds: Development of KarbonPay's main system
Date: March 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Membership Units
Type of security sold: Equity
Final amount sold: $732,310.92
Number of Securities Sold: 665,636
Use of proceeds: Product Development, Sales & Marketing, and G&A
Date: September 17, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

The business is growing its revenues. Our cash flow model shows we require a minimum of $500,000 from this raise in order to fulfill our full business plan expenditures (19 additional countries) with our revenue growth projections.

Foreseeable major expenses based on projections:

Our largest expenditures are around the development of new country rules engines and the front end development required to bring the product to market. Over the next 53 months (we run a 60 month cash flow model currently), we aim to expand to a total of 50 countries. We estimate that each country costs approximately $55,000 for the rules engine and another $55,000 for front end and testing.

Future operational challenges:

Operational challenges within our organization tend to be around development labor, specifically outsourcing vs. in housing tasks. As we grow we believe it makes sense to build our in house development team but also some projects will be short term in nature and thus be more suitable for outsourcing.

Future challenges related to capital resources:

Development challenges exist in deconstructing, understand, and then automate multiple countries' tax and employment rules. Finding developers who have payroll experience who are also able to perform the understanding required for multiple, very different countries is a special person (hint: we have a few). In terms of "capital resources", we require cash to carry the business until either reaching organic profitability or reducing our development burn; in terms of capital equipment, we are a SaaS company so require computer hardware but no special equipment or anything difficult to source. We have no COGS input items which are subject to any supply chain pressures.

Future milestones and events:

As a multi-country payroll platform, we are looking to add new countries to our platform all the time. We estimate that is takes 3-4 months to add a new country to our platform, based on what we've achieved so far. We are also able to build countries in parallel development. Within the next 5 years we aim to have compatibility in 50 countries.

Ending 2021 (vs. 2020) KarbonPay has customers in both South Africa and Mexico and we acquired XmartClock.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $35,452.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: XmartClock Cash Flow Debt

Amount Owed: $183,333 as of 12/31/21
Monthly payments over 36 months
Interest Rate: 0.0%
Maturity Date: June 01, 2024

The promissory notes are zero coupon. The investors also received Royalty Agreements paid monthly based on revenue capped at their original debt amount.

Creditor: Fingo HR, Inc.
Amount Owed: $5,000.00
Interest Rate: 0.0%
Maturity Date: December 13, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bradley S. Price
Bradley S. Price's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO

Dates of Service: December 31, 2019 - Present
Responsibilities: Founder and CEO - $7,084 per month draw

Other business experience in the past three years:
Employer: FingoHR
Title: Founder & CEO
Dates of Service: May 14, 2018 - Present
Responsibilities: Today only sending out invoices once a month and paying a contractor - company is winding down.

Name: Arthur Robert (Rob) Kleifgen
Arthur Robert (Rob) Kleifgen's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CFO
Dates of Service: July 01, 2021 - Present
Responsibilities: CFO and capital raising - drawing $5k per month

Other business experience in the past three years:
Employer: Inceptus Capital Partners
Title: Investment Banking and Portfolio Company CFO
Dates of Service: February 01, 2019 - June 01, 2020
Responsibilities: Owning all fiscal and regulatory matters, assisting with high-level decisions about policy or strategy, recruiting new financial team staff, and overseeing the company's fiscal activity including budgeting, reporting, and auditing.

Other business experience in the past three years:
Employer: DeeCo Construction
Title: CFO
Dates of Service: January 01, 2017 - February 01, 2019
Responsibilities: General CFO duties

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Bradley S. Price
Amount and nature of Beneficial ownership: 4,021,864
Percent of class: 78.49% as of 12/31/21

RELATED PARTY TRANSACTIONS

Name of Entity: FingoHR
Names of 20% owners: Brad Price
Relationship to Company: Officer
Nature / amount of interest in the transaction: $5,000, at no interest. Used for working capital.
Material Terms: The maturity date has not been established, no interest rate.

OUR SECURITIES

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

The characteristics of the Preferred Stock, including the ownership powers, voting powers, designations, preferences, and relative, participating, optional or other rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions, if any, of such preferences and/or rights (collectively the "Series Terms"), shall be such as are stated and expressed in a resolution or resolutions providing for the creation or revision of such Series Terms (a "Preferred Stock Series Resolution") adopted by the Board of Directors or a committee of the Board of Directors to which such responsibility is specifically and lawfully delegated.

Material Rights

Please note, as of Oct. 14th, 2021, no preferred stock classes have been designated or issued.

Common Stock

The amount of security authorized is 30,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 for 1 voting rights

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering shares of Common Stock in the amount of up to four million, two hundred and sixty-seven thousand, six hundred and eighty-six dollars and eighty cents ($4,267,686.80) in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

KarbonPay, Inc. was formed on December 31, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KarbonPay has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that KarbonPay is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on KarbonPay or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on KarbonPay could harm our reputation and materially negatively impact our financial condition and business.

Software Development Business

The software development business is extremely competitive. Especially given that we expect to conduct business in various countries, there can be no assurance that the Software we develop is not copied or otherwise used by a competitor. To protect against these contingencies, we are developing our Software without the use of any shared or open architecture and we are contractually requiring our developers to refrain from using our Software or the intellectual property developed in connection with our Software for anyone else. Still there can be no assurance out Software will be successful or if successful, that it will not be copied.

Labor

Talented programmers are in high demand. Althogh we have a contract in place whereby our Software will be developed, there can be no assurance that we will be able to hire talented developers who may instead choose to work for another, more profitable project.

Marketing Efforts

Development of our Software is only the first step in the potential success of our Company. To actually monetize our Software will require an aggressive marketing campaign. We are confident the relationship our Manager enjoys with other companies through his HR business will benefit our marketing efforts but to truly achieve the economic success we hope to enjoy, we will need to hire talented marketing personnel. As with all service industries, talented marketing personnel is hard-to-find and there can be no assurance that we can hire marketing professionals who can successfully promote our Software.

Competition

We are confident we can develop Software that is superior to the payroll software currently available. However, other, better capitalized companies may decide to devote more resources to resolving the issues associated with payroll which may negatively affect our ability to obtain and retain customers.

General Economic Trends

Although we think there is a demand for software similar to what we propose to develop, there can be no assurance that future economic downturns will not negatively affect the public's demand for our Software. Because our Software will be specifically designed for multinational companies, world events may affect our business more directly than if we focused on only one country.

Absence of Operating History

The Company is a newly formed legal entity with no operating history. Investors should not place any undue weight upon the track record or prior performance of any person or entity when making their investment decision.

Limited Capitalization

The initial capitalization of the Company will be funded entirely by the sale of Shares. Thus, the financial ability of the Company to perform the activities contemplated herein is singularly dependent upon the total and timely receipt by the Company of these funds.

Reliance upon Management and Others

The activities of the Company will be at the sole discretion of the CEO. Investors should be prepared to rely completely and exclusively upon our management's judgment in regard to the investment of the Company's capital. The CEO has broad discretion with respect to operations of the Company's affairs since the CEO will have the greatest understanding of the Company.

Lack of Diversification

The Company intends to only invest in the Software. If the Software is unsuccessful, the shareholders will have no other means to recover their investment.

Management Team

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

KarbonPay, Inc.

By /s/ *Bradley Price*

Name: KarbonPay, Inc.

Title: Founder

Exhibit A

FINANCIAL STATEMENTS

I, Brad Price, the CEO of KarbonPay, Inc., hereby certify that the financial statements of KarbonPay, Inc. and notes thereto for the periods ending 12/31/2020 and 12/31/2021included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 12/31/21 the amounts reported on our tax returns were total income of -$158,070; taxable income of $0 and total tax of $0. KarbonPay, Inc. has not yet filed its federal tax return for 2022 but again produced a negative total income and therefore no tax liability.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th of April, 2022

________________________ (Signature)

________________________ (Title)

________________________ (Date)

Consolidated Income Statement

Income		2021 Combined	Adjustments	Adjusted Consolidated 2021
KP	Sales	$ 6,557		$ 6,557
XC	Sales	$ 97,034		$ 97,034
				0
	Total Income	**$ 103,591**		**$ 103,591**
				$ -
	Gross Profit	**$ 103,591**		**$ 103,591**
	Cost of Goods Sold			
KP	COGS - 3rd Party Development Costs	$ 209,277		$ 209,277
KP	COGS - Customer Support Labor	$ 2,994		$ 2,994
KP	COGS - Outside Consulting	$ 41,112		$ 41,112
KP	COGS - Subscriptions	$ 985		$ 985
KP	COGS - Web Hosting	$ 2,356		$ 2,356
KP	Cost of Goods Sold	$ 3,126		$ 3,126
	Total Cost of Goods Sold	**$ 259,850**		**$ 259,850**
	Gross Profit	**$ (156,259)**		**$ (156,259)**
	Operating Expenses			
KP	Advertising			0
XC	Advertising	$ 35,467		$ 35,467
KP	Bank Service Charges			0
XC	Bank Service Charges	$ 5,722		$ 5,722
KP	Computer Expenses			0
XC	Computer expenses	$ 190		$ 190
KP	Consulting & Accounting			0
XC	Consulting & Accounting	$ 363,899		$ 363,899
KP	Depreciation	$ 41		$ 41
KP	Dues & Subscriptions			0
XC	Dues & Subscriptions	$ 30,726		$ 30,726
KP	Entertainment			0
XC	Entertainment	$ 2,619		$ 2,619
KP	General Expenses			0
XC	General Expenses	$ 276		$ 276
KP	HR Expense	$ 4,261		$ 4,261
KP	Interest Expense			0
XC	Interest Expense	$ 2,171		$ 2,171
KP	Legal Expenses	$ 6,970		$ 6,970
XC	License expense	$ 300		$ 300
KP	Marketing - Ad Spend - Customer Related	$ 16,005		$ 16,005
KP	Marketing - Ad Spend - Investor Related	$ 5,000		$ 5,000
KP	Marketing - Conference	$ 50		$ 50
KP	Marketing - Creative - Customer Related	$ 1,692		$ 1,692
KP	Marketing - Creative - Investor Related	$ 8,438		$ 8,438
XC	Merchant fees	$ 1,586		$ 1,586
KP	Office Expenses			0
XC	Office Expenses	$ 1,185		$ 1,185
KP	Postage & Delivery	$ 4		$ 4
KP	Printing & Stationery	$ 2		$ 2
XC	Professional Service Expense	$ 5,195		$ 5,195

KP	Realized Currency Gains	$ 247	$ 247
KP	Rent	$ 9,523	$ 9,523
XC	Royalties - XmartClock	$ 2,385	$ 2,385
XC	Software & Webhosting	$ 2,749	$ 2,749
KP	Telephone & Internet	$ 90	$ 90
KP	Travel		0
XC	Travel	$ 9,375	$ 9,375
KP	Unrealized Currency Gains	$ 147	$ 147
KP	Wages and Salaries	$ 12,640	$ 12,640
KP	Website Development and Support Costs	$ 1,320	$ 1,320
	Total Operating Expenses	**$ 530,274**	**$ 530,274**
	Operating Income	**$ (686,533)**	**$ (686,533)**
	Net Income	**$ (686,533)**	**$ (686,533)**

Consolidated Balance Sheet

	Assets	2021 Combined	Adjustments	Adjusted Consolidated 2021
	Current Assets			
	Cash and Cash Equivalents			
KP	BUS COMPLETE CHK	28,452.30		28,452.30
KP	Checking	0.00		0.00
XC	Mercury - Checking	3,588.87		3,588.87
XC	Stripe USD	3,411.21		3,411.21
KP	**Total Cash and Cash Equivalents**	**$ 35,452**		**$ 35,452**
KP	Salt Capital Deposit	0.00		0.00
KP	Transferwise	20.06		20.06
XC	Azlo (take on)	0.00		0.00
XC	Mercury (take on)	0.00		0.00
	Total Current Assets	**$ 35,472**		**$ 35,472**
	Fixed Assets			
KP	Computer Equipment	4,550.49		4,550.49
KP	Less Accumulated Depreciation on Cc	(209.93)		(209.93)
	Total Fixed Assets	**$ 4,341**		**$ 4,341**
	Long Term Assets			
KP	Investment - XmartClock	241,774.39		241,774.39
XC	Loan - KarbonPay	233,480.16	(233,480.16)	0.00
	Total Long Term Assets	**$ 475,255**		**$ 241,774**
Total Assets		**$ 515,068**		**$ 281,587**

	Liabilities and Equity	2021 Combined	Adjustments	Adjusted Consolidated 2021
	Liabilities			
	Current Liabilities			
KP	Accounts Payable	36,344.63		36,344.63
KP	AMEX Credit Card	27,098.63		27,098.63
KP	Rounding	0.01		0.01
KP	Sales Tax	(66.50)		(66.50)
KP	Suspense	(100.00)		(100.00)
XC	Accounts Payable	7,498.56		7,498.56
XC	B. PRICE	23,392.84		23,392.84
XC	Loan payable - Stripe	(378.83)		(378.83)
XC	Mercury - Checking	0.00		0.00
XC	Rounding	0.05		0.05
	Total Current Liabilities	**$ 93,789**		**$ 93,789**
	Long Term Liabilities			
KP	Loan - Aab Family Revocable Living T	-		
XC	Loan - Aab Family Revocable Living T	4,166.66		4,166.66
		-		
KP	Loan - Brad Price (XmartClock)	-		
XC	Loan - Brad Price (XmartClock)	29,166.68		29,166.68
		-		
KP	Loan - Cory Roberts (XmartClock)	-		
XC	Loan - Cory Roberts (XmartClock)	20,833.36		20,833.36
		-		
XC	Loan - Dean Haynes (XmartClock)	16,666.64		16,666.64
		-		
KP	Loan - Ejohnson RD LLC (XmartClock	-		
XC	Loan - Ejohnson RD LLC (XmartClock	16,666.64		16,666.64

			-		
KP		Loan - Fingo HR, Inc	11,409.25		11,409.25
			-		
KP		Loan - Frederic Corwin (XmartClock)	-		
XC		Loan - Frederic Corwin (XmartClock)	4,166.66		4,166.66
			-		
XC		Loan - Jason Sohn (XmartClock)	20,833.36		20,833.36
			-		
XC		Loan - John Hwung (XmartClock)	25,000.02		25,000.02
			-		
KP		Loan - John Rickgarn (XmartClock)	-		
XC		Loan - John Rickgarn (XmartClock)	4,166.66		4,166.66
			-		
KP		Loan - John Scott Hoch (XmartClock)	-		
XC		Loan - John Scott Hoch (XmartClock)	16,666.64		16,666.64
			-		
XC		Loan - Nirmal Patel (XmartClock)	8,333.32		8,333.32
			-		
KP		Loan - Prince Family Trust (XmartClc	-		
XC		Loan - Prince Family Trust (XmartClc	4,166.66		4,166.66
			-		
XC		Loan - R & J Poe (XmartClock)	4,166.66		4,166.66
			-		
KP		Loan - Rajesh Bhojwani (XmartClock)	-		
XC		Loan - Rajesh Bhojwani (XmartClock)	4,166.66		4,166.66
			-		
XC		Loan - Sanjeevkumar Cheruparambil (	4,166.66		4,166.66
			-		
KP		Loan - XmartClock	233,480.16	(233,480.16)	0.00
		Total Long Term Liabilities	**$ 428,223**		**$ 194,743**
	Total Liabilities		**$ 522,012**		**$ 288,532**
	Equity				
KP		Current Year Earnings	(723,015.78)		(723,015.78)
XC		Current Year Earnings	36,482.54		36,482.54
KP		Owners Contribution	872,420.40		872,420.40
XC		Members Drawings - JF Rivero	(38,570.67)		(38,570.67)
KP		Retained Earnings	(187,500.96)		(187,500.96)
XC		Retained Earnings	28,722.47		28,722.47
		Total Equity	**$ (6,945)**		**$ (6,945)**

CERTIFICATION

I, Bradley Price, Principal Executive Officer of KarbonPay, Inc., hereby certify that the financial statements of KarbonPay, Inc. included in this Report are true and complete in all material respects.

Bradley Price

Founder